THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE SHARE SUBSCRIPTION AGREEMENT

Company	Showdeo Inc., a Delaware public benefit corporation
Purchase Amount	$[________]
Purchase Date	___________, 2019
Percentage	[________]% (subject to redemption as provided in Section 3)
Conversion Trigger	$1,000,000 round of preferred
Redemption Start Date	First full calendar year after Purchase Date
Redemption Amount	10% of the Company's gross revenue (as defined by GAAP)

* *See* ***Section 4*** *for certain additional defined terms.*

THIS CERTIFIES THAT in exchange for the payment by ___________________________ (the "***Purchaser***") of the Purchase Amount on the Purchase Date, the Company hereby issues to Purchaser the right to certain shares of the Company's capital stock and other rights, subject to the terms set forth below.

1. Conversion Rights.

(a) If there is a Next Financing before the expiration or termination of this instrument, then this instrument will automatically convert into a number of shares of Next Financing Non-Voting Common Stock such that Purchaser owns the Percentage of Company Capitalization. In addition, if the Company issues preferred stock for aggregate proceeds of less than the Conversion Trigger, or if the Company issues securities other than preferred stock (such as common stock or convertible notes), then Purchaser will have the option in its sole discretion to consider such issuance a Next Financing and to convert the Purchase Amount in such Next Financing in accordance with the first sentence of this Section 1(a). In connection with such conversion, the Purchaser will execute any document of the same transaction documents relating to the Next Financing that are executed by the purchasers of the Next Financing Preferred Stock, which may be modified as needed to reflect differences between preferred stock and non-voting common stock, including, if applicable, the investors' rights, co-sale, voting or other agreements deemed necessary or relevant in the sole discretion of the Company ("***Next Financing Documents***").

(b) If there is a Change of Control before a Next Financing and before the expiration or termination of this instrument, then upon closing of such Change of Control, this instrument will automatically be converted into the right to be paid an amount equal to the greater of (i) the then-current Percentage times the Proceeds, and (ii) the unredeemed Purchase Amount. If any Proceeds are subject to escrow, holdback, earn-out conditions or other contingencies, then Purchaser will receive its Percentage of such Proceeds if and when such Proceeds are released to the Company's stockholders (or released to

the Company in the case of a Change of Control structured as an asset sale). Any Change of Control structured as a sale of stock (whether by merger or otherwise) must be conditioned on the acquirer agreeing to purchase this instrument for the price indicated above.

(c)   If there is an initial public offering before a Next Financing and before the expiration or termination of this instrument, then the Purchase Amount will automatically convert into the number of shares of common stock such that Purchaser owns the Percentage of Company Capitalization immediately prior to the initial public offering (treating all references to the "Next Financing" in the definition of Company Capitalization as references to the initial public offering for such purposes).

2.   Participation Right

(a)   The Company hereby grants Purchaser the right to purchase up to its Percentage of Next Financing Non-Voting Common Stock and up to its Percentage of all other issuances of capital stock thereafter (including all shares and convertible securities that are issued for capital raising purposes, but excluding shares, options, and other convertible securities granted or issued to employees or advisors for services).

(b)   Prior to issuing any shares subject to the participation right described in Section 2(a) above, the Company shall give Purchaser a written notice of its intention to issue Next Financing Non-Voting Common Stock shares describing the type of shares and the price and general terms upon which the Company proposes to issue such shares. Purchaser shall have ten (10) days from its receipt of such notice to agree in writing to purchase up to its Percentage of such new shares for the price and upon the general terms specified in such notice by giving written notice to the Company stating the quantity of new shares to be purchased (not to exceed the Percentage).

3.   Redemption

(a)   The Company may redeem 90% of the Percentage (e.g. if the Percentage is 10%, then the Company may redeem 9% of the original 10%) by making the redemption payments described below.

(b)   Starting with the first year after the Redemption Start Date (*i.e.*, beginning [month] [year]), the Company shall make mandatory annual redemption payments to Purchaser equal to the Redemption Amount for each calendar year (the "***Redemption Payments***"). Each annual Redemption Payment will be made no later than the last business day of the first quarter of the subsequent year.

(c)   The Company's obligation to make Redemption Payments shall terminate once Purchaser has received aggregate Redemption Payments equal to three times (3x) the Purchase Amount (the "***Max Redemption Payment***").

(d)   Once the Company has paid the Max Redemption Payment, the Percentage will be redeemed down to 1%. Each pro rata portion of the Max Redemption Payment will redeem a pro rata portion of the Percentage. For example, if the Percentage is 10%, then Redemption Payments equal to 1x the Purchase Amount will redeem 3% of the Percentage, and Redemption Payments equal to 1/3 of the Purchase Amount will redeem 1% of the Percentage.

(e)   Subject to Section 3(f)(i) below, the Company may from time to time, in its sole discretion, make discretionary Redemption Payments prior to the Redemption Start Date and/or in excess of the Redemption Amount for such calendar year (the excess above the minimum Redemption Payments required by Section 3(a) shall be referred to as a "***Discretionary Redemption Payments***").

(f)   Notwithstanding Section 3(e), if the Company fails to pay any Redemption Payment without prior written consent, then the Purchaser will have the option in its sole discretion to increase its Percentage that was purchased by Discretionary Redemption Payments that were made during the two quarters prior to the Next Financing or Change of Control by returning such Discretionary Redemption Payments.

(g)   Notwithstanding Section 3(e), if the Company voluntarily terminates operations or enters into a general assignment for the benefit of the Company's creditors, then the Purchaser will have the option in its sole discretion:

(i)   to increase its Percentage by returning all Discretionary Redemption Payments that were made during the two quarters prior to the Next Financing or Change of Control; and

(ii)   to accelerate the entire Max Redemption Payment, which will become immediately due and payable.

4.   Definitions.

(a)   "***Change of Control***" means (i) a reorganization, consolidation or merger involving the Company if the holders of the voting securities of the Company that are outstanding immediately prior to the consummation of such consolidation or merger do not, immediately after the consummation of such consolidation or merger, hold voting securities that collectively possess at least a majority of the voting power of all the outstanding securities of the surviving entity of such consolidation or merger or such surviving entity's parent entity; (ii) a transfer (in a single transaction or series of related transactions) by one or more of the Company's stockholders to any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) of outstanding shares of the Company's capital stock then collectively possessing a majority or more of the voting power of all outstanding shares of the Company's capital stock (computed on an as-converted to common stock basis); or (iii) any sale, license, or other disposition of all or substantially all of the assets of the Company.

(b)   "***Company Capitalization***" means the fully-diluted capital stock of the Company as of immediately prior to the Next Financing, including (i) the conversion or exercise of all outstanding options and warrants (whether vested or unvested), (ii) all shares reserved and available for future grant under any equity incentive or similar plan of the Company, including any plan that is created and/or increased in connection with the Next Financing, and (iii) all other securities convertible into shares of the Company's common stock, including this instrument and all other convertible securities, such as convertible promissory notes and SAFEs, but excluding any new shares issued in the Next Financing in exchange for new investment amounts.

(c)   "***Next Financing***" means the Company's next sale of its preferred stock at a fixed pre-money valuation for aggregate proceeds of at least the Conversion Trigger set forth in the table above (excluding amounts owing under convertible note, SAFEs, or other convertible securities that are converted into stock in the Next Financing).

(d)   "***Next Financing Non-Voting Common Stock***" means non-voting common shares of the series of stock issued to investors that invest new money in the Company in connection with the Next Financing.

(e)   "***Next Financing Preferred Stock***" means shares of the series of preferred stock issued to investors that invest new money in the Company in connection with the Next Financing.

(f)   "***Proceeds***" in a Change of Control event means all cash, stock, and other proceeds payable in consideration for the Company's shares, options, warrants, and other securities convertible into shares, including all convertible promissory notes and SAFEs (or, in the case of a Change of Control that is structured as an asset sale, all such proceeds payable to the Company in such transaction). Proceeds will also include (i) any cash dividends paid in connection with or prior to and in anticipation of such Change of Control, (ii) any amounts or value paid in redemption to the Company's stockholders for their shares upon or subsequent to such Change of Control, and (iii) any other amounts paid to stockholders and/or executive officers of the Company in connection with such Change of Control, including deal bonuses, carve-out plans and repayment of loans. Proceeds will be reduced by banker fees, legal fees, and other transaction expenses incurred by the Company and by any indebtedness for borrowed money payable to third parties in connection with the Change of Control.

5.   <u>Company Representations</u>

(a)   The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument (i) is within the power of the Company and (ii) has been duly authorized by all necessary actions on the part of the Company (other than with respect to the actions to be taken when equity is to be issued to the Purchaser). This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current certificate of incorporation or bylaws (or equivalent organizational documents), (ii) any material statute, rule or regulation applicable to the Company or (iii) any material contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or on the transactions contemplated by this instrument.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate its current certificate of incorporation or bylaws or any agreements among its stockholders (or equivalent organizational documents); (ii) result in the breach of, or acceleration of any rights under, any material contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals obtained prior to the date hereof;

(ii) necessary corporate approvals for the authorization of Next Financing Preferred Stock and Next Financing Non-Voting Common Stock issuable pursuant to Section 2, and (iii) any qualifications or filings under applicable securities laws.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of others.

6.   Purchaser Representations

(a)   The Purchaser has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Purchaser either

(i)   is an "accredited investor" as such term is defined in Rule 501 of Regulation D under the Securities Act; or,

(ii)   or has an annual income or net worth less than $107,000, and during the 12-month period preceding the date of this Agreement, has not made crowdfunding investments that in aggregate exceed, included the investments contemplated herein, the amount that is greater of either $2,200 or 5% of the lesser of your annual income or net worth; or,

(iii)   or has an annual income and net worth equal to or more than $107,000, and during the 12-month period preceding the date of this Agreement, has not made crowdfunding investments that in aggregate exceed, included the investments contemplated herein, the amount that is 10% of annual income or net worth, whichever is lesser, but not to exceed $107,000.

The Purchaser has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Purchaser is purchasing this instrument and the securities to be acquired by the Purchaser hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

7.   <u>Company Covenants and Restrictions</u>. The Company and Purchaser intend this instrument to be treated as non-voting equity. Accordingly, the Company and Purchaser agree that the Company's board of directors shall treat Purchaser as an equity owner. Without limiting the generality of the foregoing, the Company:

(a)   shall provide the Purchaser with annual unaudited financial statements for each fiscal year of the Company, in each case prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments;

(b)   shall use the Purchase Amount only for working capital and to accelerate product development and revenues, and shall not use any portion of the Purchase Amount to repay outstanding indebtedness;

(c)   shall not enter into any interested party transactions outside the ordinary course of business consistent with past practice with any director, officer or significant stockholder of the Company, including any loan to or from any director, officer or significant stockholder of the Company;

(d)   shall not incur any indebtedness without Purchaser's consent, unless the repayment of such indebtedness is expressly subordinated to the Redemption Payments for as long as the Company is obligated to make Redemption Payments (in which case the Company will simply notify the Purchaser prior to incurring such subordinated indebtedness);

(e)   shall not declare or pay any dividends or other distributions to the Company's stockholders, or otherwise redeem or repurchase any equity interests in the Company (other than the repurchase of unvested equity interests of service providers upon termination at a purchase price no greater than cost) prior to the conversion of this instrument in accordance with Section 1;

(f)   shall not sell or license any significant assets or lines of business to a third party for as long as the Company is obligated to make Redemption Payments, unless, in the case of a license, the licensee agrees to continue paying the Redemption Payments to Purchaser based on all revenues generated by such assets or line of business prior to paying any license fees or royalties to the Company.

8.   <u>Arbitration</u>.

(a)   Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement ("***Claim***"), shall be resolved by final and binding arbitration ("***Arbitration***") before a single arbitrator ("***Arbitrator***") selected from and administered by JAMS, Inc. (or its successor) (the "***Administrator***") in accordance with its then-existing comprehensive arbitration rules or procedures. The arbitration shall be held in San Francisco, California. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS WHICH MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A

RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. The Arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the Arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the Arbitrator's essential findings and conclusions on which the award is based.

(b)   Each party shall bear its own attorney's fees, costs, and disbursements arising out of the Arbitration, and shall pay an equal share of the fees and costs of the Administrator and the Arbitrator; provided, however, the Arbitrator shall be authorized to determine whether a party is substantially the prevailing party, and if so, to award to that substantially prevailing party reimbursement for its reasonable attorneys' fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the Administrator and the Arbitrator.

9.   Termination. Sections 2, 4 and 7 of this instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) immediately following the earlier of the Next Financing, a Change of Control, or an initial public offering. Notwithstanding the foregoing, the participation right described in this Section 2 shall expire and be superseded by any participation rights granted to Purchaser in the Next Financing Documents effective immediately after the closing of the Next Financing. If the Next Financing Documents do not grant participation rights to any of the other investors, then the Purchaser will likewise have no participation rights once it executes the Next Financing Documents.

10.   Miscellaneous

(a)   All rights and remedies provided in this instrument (including under Section 3(f)) are cumulative and not alternatives and not exclusive, and the exercise Purchaser of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available under this instrument or at law, in equity, or by statute,. No delay or omission to exercise any right, power or remedy accruing to Purchaser under this instrument will impair any such right, power or remedy of Purchaser, nor will it be construed to be a waiver of any breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

(b)   The Company agrees to pay all attorneys' fees and/or collection costs incurred by Purchaser in collecting any past due amounts from the Company and/or in enforcing its other rights hereunder.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Purchaser.

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that this instrument is, and at all times has been, intended to be characterized as stock, and more particularly as non-voting common stock, for all purposes prior to the Next Financing, including for United States federal and state income tax purposes (including under Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended). Accordingly, the parties agree to treat this instrument consistent with the foregoing intent and agree to take any actions that are inconsistent with, or that would frustrate, this treatment (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

SHOWDEO, INC.

By:_____

Name: Jason Henderson
Title: President & CEO

INVESTOR:

IF INVESTOR IS AN INDIVIDUAL:

_____
PRINT NAME

_____
SIGNATURE

IF INVESTOR IS AN ENTITY:

_____
PRINT NAME OF ENTITY

By: _____
     (Signature)

_____
     (Print Name)

Its: _____
     (Print Title)